Exhibit 12.1

NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	September 30,
	2004	2003
	Restated	Restated
Income from continuing operations before income tax	$47,930	$45,404
Add:
Fixed charges	16,687	23,580
Amortization of capitalized interest	1,718	1,488

Less:
Interest capitalized	611	1,445
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$65,724	$69,027

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$11,586	$18,284
Interest capitalized	611	1,445
Portion of rent expense representative of interest (30%)	4,490	3,851

Fixed charges	$16,687	$23,580

Ratio of earnings to fixed charges	3.94	2.93

Deficiency of earnings to cover fixed charges	$—	$—